UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Amendment No. 1/Final Amendment)

Under the Securities Exchange Act of 1934

SANDALWOOD VENTURES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

79977R 103
(CUSIP Number)

Edwin Slater
Riverside House, Riverside Drive, Aberdeen, United Kingdom AB11 7LH
Telephone: +44-122-422-4328
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Edwin Slater

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United Kingdom

| 7 | Sole Voting Power
0
Number of
Shares Bene-
ficially	| 8 | Shared Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
0

10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
0

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
0%

| 14 |	Type of Reporting Person
IN

This Amendment No. 1/Final Amendment (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2011 by Edwin Slater (the “Schedule 13-D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13-D. Except as expressly amended and supplemented by this Amendment, the Schedule 13-D is not amended or supplemented in any respect.   On May 3, 2012, Mr. Slater sold all of the shares of the Company which he previously held in a private transaction.

Item 2. Identity and Background is hereby amended and restated as follows:

(a)-(c)  This Statement on Schedule 13D is being filed by Edwin Slater, an individual, and the former Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of the Company.

(d)-(e)  During the last five years, Mr. Slater: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Slater is a citizen of the United Kingdom.

Item 5. Interest in Securities of the Issuer is hereby amended and restated as follows:

(a)	None.

(b)	None.

(c)	None.

(d)	None.

(e)	May 3, 2012

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2012

By:	/s/ Edwin Slater
Edwin Slater